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SUPPLEMENT NO. 1                               FILED PURSUANT TO RULE 424(b)(5)
Dated August 26, 1999                          FILE NUMBER 333-39275
(To Prospectus dated November 12, 1997
and Prospectus Supplement dated
June 30, 1999)



                                91,981 Shares

                                CYGNUS, INC.

                                Common Stock

                                -------------

        Cygnus is issuing 91,981 shares of common stock to Cripple Creek Securities, LLC in accordance with a Structured Equity Line Flexible Financing Agreement.

        On June 30, 1999, Cygnus issued 345,946 shares of common stock to Cripple Creek under the Equity Line Agreement at an aggregate purchase price of $4 million. Cripple Creek has the right to notify Cygnus as if it was purchasing $4 million of shares in the amounts and on the dates selected by Cripple Creek, subject to certain limitations, over the 80 trading days following June 30, 1999, at a price equal to 98% of the two lowest sales prices of the common stock during the six trading days immediately preceding the date of each notice. If the number of shares Cripple Creek would have received under this method is greater than 345,946 shares, then Cygnus is required to issue additional shares to Cripple Creek representing the difference.

        The 91,981 shares covered by this Supplement No. 1 represent the additional shares of common stock required to be issued by Cygnus based on notices sent by Cripple Creek since June 30, 1999 under the Equity Line Agreement. Cygnus will not receive any proceeds from the issuance of the additional shares.